UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-53095

(Check One): [X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:   December 31, 2011

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WEBXU, INC.
Full name of registrant:

Former name if applicable:

11999 San Vicente Blvd., Suite 400
Address of principal executive office (Street and number):

Los Angeles, California 90049
City, state and zip code

PART II — RULES 12b-25(b) AND (c)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The financial information could not be assembled and analyzed without unreasonable effort and expense to the Company. The Company expects to file the Annual Report within the allotted extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jamie Salimi	(310)	208-1182
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

As reported in the Company’s Current Report on Form 8-K filed on July 27, 2011, the Company (then named “CST Holding Corp.”) acquired by merger the business that now constitutes its current operations by executing an Agreement and Plan of Merger (“Merger Agreement”).

As reported in the Company’s Current Report on Form 8-K filed on October 27, 2011, the Company completed the transfer of its then subsidiary, CST Oil & Gas Corporation (“Subsidiary”), to Steven Tedesco and Christine Tedesco (jointly, the “Acquirer”) in consideration for the Acquirer’s agreement to assume all liabilities associated with the Subsidiary and the Acquirer’s agreement to cancel the majority of their shares of the Company’s common stock pursuant to the Merger Agreement.

As reported in the Company’s Current Report on Form 8-K filed on November 16, 2011, the Company acquired Lot6 Media, Inc., which is currently named Webxu Media, Inc., and its wholly owned subsidiary, Lot6 Media, LLC. Webxu Media, Inc. and Lot6 Media, LLC provide marketing solutions for online businesses, media agencies, and marketers.

WEBXU, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By:	/s/ Jeffrey Aaronson
Jeffrey Aaronson
Chief Financial Officer